600 Third Avenue 39th Floor New York, New York 10016 P: +1 212 578 1600

July 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Yong Kim
Mr. Karl Hiller
Division of Corporation Finance
Office of Energy and Transportation

Re:	International Seaways, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2024
Filed February 27, 2025
File No. 001-37836

Dear Ms. Kim and Mr. Hiller:

International Seaways, Inc. (the "Company") has received the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated July 16, 2025, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2024. Pursuant to our telephone conversation with Mr. Hiller on July 22, 2025, the Company confirms the Staff’s extension of the due date to August 13, 2025 in order to have sufficient time for compilation and review by the Company and its advisors of the responses to the Staff's comments.

We appreciate the Staff's consideration in this matter. Should you have any questions with respect to the above, please do not hesitate to contact me at 917-817-7804.

Sincerely,

/s/James I. Edelson
Name:	James I. Edelson
Title:	Head of Regulatory Affairs

cc:	Jeffrey D. Pribor, Chief Financial Officer
James D. Small III, Chief Administrative Officer, General Counsel